October 19, 2023

VIA EDGAR TRANSMISSION

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer O’Brien and Raj Rajan

Re:	TotalEnergies SE

Form 20-F for Fiscal Year Ended December 31, 2022

Filed March 24, 2023

File No. 001-10888

Dear Ms. O’Brien and Mr. Rajan:

This letter is in response to the third letter dated September 21, 2023, from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above-referenced Annual Report on Form 20-F (the “Form 20-F”). The Company has previously provided responses on July 13, 2023, and September 8, 2023, to the letters dated June 16, 2023 and August 11, 2023, respectively.

The Staff’s comments are set forth below in bold, followed by the Company’s responses to the comments.

Please note that the “Company,” “TotalEnergies,” “we” or “our” refers to TotalEnergies SE, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 20-F. All terms used but not defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects, page 2

1. We have considered your proposed reconciliation of Adjusted net operating income in response to prior comment 1 and note that i) the reconciliation does not start with the most directly comparable IFRS measure identified in your response letter dated July 13, 2023, as Net income, and ii) your proposed reconciliation appears to result in the presentation of an income statement of non-GAAP measures. As such, it appears that further revision of this reconciliation is necessary. Refer to Questions 102.10(a) through 102.10(c) of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We acknowledge the Staff’s comment and we have revised the reconciliation table to be compliant with the Non-GAAP Financial Measures Compliance & Disclosures Interpretations.

The following reflects the proposed reconciliation table we intend to add to future filing for Adjusted net operating income, for the year ended December 31, 2022 as an example:

Reconciliation of adjusted net operating income

(In millions of dollars)	For the year ended December 31, 2022
Consolidated net income (a)	21,044
Net cost of net debt (b)	(1,278)
Special items affecting net operating income	(17,559)
Gains (loss) on asset sales	1,450
Restructuring charges	(55)
Asset impairment and provisions charges	(15,759)
Other(1)	(3,195)
After-tax inventory effect: FIFO vs replacement cost	1,138
Effect of changes in fair value	531
Total adjustments affecting net operating income (c)	(15,890)
Adjusted Net operating income (a)-(b)-(c)	38,212

(1) Other represented -$3.2 billion in 2022, consisting of the following : -$1.7 billion related to windfall taxes levied by governments (European Solidarity Contribution, French Electricity Generation Infra-Marginal Income Contribution, effect on deferred tax of Energy Profits Levy in the United Kingdom), -$1 billion as a consequence of the conflict in Ukraine (grant of fuel discounts to French customers in the context of price increase, foreign exchange losses due to volatility in Russian ruble-U.S. dollar and euro exchange rates), and -$0.5 billion mainly related to provisions for onerous contracts.

2. We note your proposed reconciliation of Adjusted net income (TotalEnergies share) provided in response to prior comment 1 includes an adjustment labeled Other. Please revise to include disclosure that provides a clear description of the material components of this adjustment. Refer to Question 100.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We acknowledge the Staff’s comment and we have set forth below a revised reconciliation table of Adjusted net income (TotalEnergies share).

Reconciliation of adjusted net income

(In millions of dollars)	2022
Consolidated net income (TotalEnergies share)	20,526
Special items affecting net income (TotalEnergies share)	(17,310)
Gain (loss) on asset sales	1,391
Restructuring charges	(42)
Impairments	(15,743)
Other(1)	(2,916)
After-tax inventory effect: FIFO vs. replacement cost	501
Effect of changes in fair value	1,138
Total adjustments affecting net income	(15,671)
Adjusted net income (TotalEnergies share)	36,197

(1) Other represented -$2.9 billion in 2022, consisting of the following : -$1.7 billion related to windfall taxes levied by governments (European Solidarity Contribution, French Electricity Generation Infra-Marginal Income Contribution, effect on deferred tax of Energy Profits Levy in the United Kingdom),  -$1 billion as a consequence of the conflict in Ukraine (grant of fuel discounts to French customers in the context of price increase, foreign exchange losses due to volatility in Russian ruble-U.S. dollar and euro exchange rates), and -$0.2 billion mainly related to provisions for onerous contracts.

3. We note your proposed reconciliation of Capital Employed (Balance Sheet) provided in response to prior comment 1 includes an adjustment labeled Working capital. Please clarify for us how this amount is calculated as it does not appear to be the result of current assets less current liabilities. If Working capital presented here has been adjusted for replacement cost and any other adjustments, it appears that a revision to this presentation indicating it is a non-GAAP amount along with appropriate disclosure is necessary.

Thank you for the comment. The Company would like to clarify that the working capital is not adjusted for replacement cost, but rather represents the sum of the following elements: (i) inventories, net, (ii) accounts receivable, net, (iii) other current assets, (iv) accounts payable and (v) other creditors and accrued liabilities.

(In millions of dollars)	Consolidated balance sheet
Balance sheet as of December 31, 2022
Inventories, net	22 936
Accounts receivable, net	24 378
Other current assets	36 070
Accounts payable	(41 346)
Other creditors and accrued liabilities	(52 275)
Working capital	(10 237)

Balance sheet as of December 31, 2021
Inventories, net	19 952
Accounts receivable, net	21 983
Other current assets	35 144
Accounts payable	(36 837)
Other creditors and accrued liabilities	(42 800)
Working capital	(2 558)

Capital Employed used in the calculation of ROACE is adjusted for replacement cost. In future filings, Capital Employed will be identified as a non-GAAP measure with the disclosure and reconciliation required in accordance with Item 10(e) of Regulation S-K. Please see the Company’s response to the next question for further information.

Financial Statements

Notes to the Consolidated Financial Statements

Note 3 Business segment information, page F-23

4. We note from your response to prior comment 3 that your definition of Capital employed includes working capital at replacement cost and that you will include tabular disclosure of Capital Employed (Balance sheet) and Capital Employed (Business segment information). Considering comment 3 above, your proposed disclosures appear to be non-GAAP measures. However, Item 10(e)(1)(ii)(C) of Regulation S-K indicates that a registrant must not present non-GAAP financial measures on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes. Therefore, please revise your segment disclosures as necessary or tell us why a revision is not necessary.

We acknowledge the Staff’s comment, and we confirm that we will revise the presentation of note 3 to remove references to Capital Employed. In future filings, Capital Employed will be presented outside of the financial statements and accompanying notes to the Company’s financial statements. To the extent presented, Capital Employed will be presented in compliance with Item 10(e) of Regulation S-K. The following is the disclosure the Company will include regarding Capital Employed, which is consistent with the definition of ROACE in its response letter dated July 12, 2023.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

The revised disclosure of reconciliation of Capital Employed at consolidated level and at business segment level that will be included in Item 5. Operating and Financial Review and Prospects, is presented on the next page, setting forth the constituent elements of working capital.

As of December 31, 2022 (In millions of dollars)	Integrated Gas Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Inter company	Total
Balance sheet as of December 31, 2022
Property plant and equipment intangible assets net	30 885	87 833	11 525	8 120	669	–	139 032
Investments & loans in equity affiliates	20 869	2 138	4 431	451	–	–	27 889
Other non-current assets	3 669	3 069	570	1 050	130	–	8 488
Inventories, net	4 148	1 260	12 888	4 640	-	-	22 936
Accounts receivable, net	23 625	7 312	19 297	8 482	1 407	(35 745)	24 378
Other current assets	34 257	6 347	2 410	3 787	2 455	(13 186)	36 070
Accounts payable	(26 727)	(6 298)	(30 673)	(12 082)	(1 313)	35 747	(41 346)
Other creditors and accrued liabilities	(35 735)	(11 452)	(7 215)	(5 115)	(5 942)	13 184	(52 275)
Working capital	(432)	(2 831)	(3 293)	(288)	(3 393)	–	(10 237)
Provisions and other non-current liabilities	(5 250)	(24 633)	(3 760)	(1 303)	694	–	(34 252)
Assets and liabilities classified as held for sale	155	208	–	–	–	–	363
Capital Employed (Balance sheet)	49 896	65 784	9 473	8 030	(1 900)	–	131 283
Less inventory valuation effect	–	–	(2 035)	(437)	–	–	(2 472)
Capital Employed	49 896	65 784	7 438	7 593	(1 900)	–	128 811

Balance sheet as of December 31, 2021
Property plant and equipment intangible assets net	31 525	86 418	11 884	8 578	638	-	139 043
Investments & loans in equity affiliates	20 501	6 337	3 729	486		-	31 053
Other non-current assets	3 359	4 441	608	1 105	308	-	9 822
Inventories, net	3 231	1 281	11 482	3 957	1		19 952
Accounts receivable, net	16 548	6 621	17 280	7 597	746	(26 809)	21 983
Other current assets	35 742	5 643	2 068	2 802	1 475	(12 586)	35 144
Accounts payable	(19 368)	(6 116)	(28 055)	(9 291)	(857)	26 850	(36 837)
Other creditors and accrued liabilities	(31 095)	(8 645)	(5 333)	(4 687)	(5 585)	12 545	(42 800)
Working capital	5 058	(1 216)	(2 558)	378	(4 220)	–	(2 558)
Provisions and other non-current liabilities	(4 495)	(24 613)	(3 840)	(1 478)	581	-	(33 845)
Assets and liabilities classified as held for sale	30	308	-	-	-	-	338
Capital Employed (Balance sheet)	55 978	71 675	9 823	9 069	(2 692)	-	143 853
Less inventory valuation effect			(1 754)	(286)
Capital Employed	55 978	71 675	8 069	8 783	(2 692)	-	141 813

You will find below the revised section A), B) and C) of the note 3 to the Company’s Financial statements:

Please note that future filings will reflect this presentation for each period presented.

Note 3 Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of TotalEnergies' activities is structured around the four following segments:

– An Exploration & Production segment. Starting September 2021, it notably includes the carbon sink activity (carbon storage and nature-based solutions) that was previously reported in the Integrated Gas, Renewables & Power segment. Business segment information relating to fiscal year 2020 has not been restated due to the non-material impact of this change;

– An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;

– A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

– A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition, the Corporate segment includes holdings operating and financial activities.

Definition of the indicator: Adjusted net operating income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and adjusted items.

Adjustment items include:

a.	Special items

Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b.	The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

c.	Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

A) Information by business segment

For the year ended December 31, 2022 (In millions of dollars)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	48,753	9,942	121,618	100,661	25	–	280,999
Intersegment sales	7,000	55,190	45,857	1,433	248	(109,728)	–
Excise taxes	–	–	(737)	(16,952)	–	–	(17,689)
Revenues from sales	55,753	65,132	166,738	85,142	273	(109,728)	263,310
Operating expenses	(45,771)	(24,521)	(156,897)	(81,746)	(1,329)	109,728	(200,536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,402)	(8,115)	(1,533)	(1,033)	(138)	–	(12,221)
Net income (loss) from equity affiliates and other items	2,766	(9,943)	885	(20)	288	–	(6,024)
Tax on net operating income	(1,712)	(17,445)	(2,544)	(787)	281	–	(22,207)
Adjustments	(2,510)	(12,371)	(653)	6	(362)	–	(15,890)
Adjusted Net operating income	12,144	17,479	7,302	1,550	(263)	–	38,212
Adjustments							(15,890)
Net cost of net debt							(1,278)
Non-controlling interests							(518)
Net income - TotalEnergies share							20,526

For the year ended December 31, 2022 (In millions of dollars)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,475	10,646	1,391	1,186	104		19,802
Total divestments	3,427	807	214	222	16	–	4,686
Cash flow from operating activities	9,670	27,654	8,663	3,124	(1,744)	–	47,367

B) Additional information on adjustment items

The main adjustment items for 2022 are the following:

1. An “Inventory valuation effect” amounting to $531 million in net operating income for the Refining & Chemicals and Marketing & Services segments;

2. The main adjustment items of the period are the following exceptional impairments and provisions related to Russia:

– In the first quarter, an impairment of $(4,095) million in net operating income concerning notably Arctic LNG 2.

– In the second quarter, an impairment of $(3,513) million in net operating income mainly related to the potential impact of international sanctions on the value of the stake in Novatek and in the third quarter, an additional impairment of $(3,056) million in net operating income.

– In the fourth quarter, an impairment of $(4,092) million in net operating income following discontinuation of equity accounting of Novatek.

In total, the impact of impairments and provisions recorded in 2022 in respect TotalEnergies’s assets in Russia amounts to $(14,756) million in net operating income.

3. The adjustment items also include a $1,391 million gain on the partial disposal of TotalEnergies' interest in its subsidiary which owns 50.5% of Sunpower and on the revaluation of its retained interest which is accounted for using the equity method.

4. Other represented -$3.2 billion in 2022, consisting of the following : -$1.7 billion related to windfall taxes levied by governments (European Solidarity Contribution, French Electricity Generation Infra-Marginal Income Contribution, effect on deferred tax of Energy Profits Levy in the United Kingdom), -$1 billion as a consequence of the conflict in Ukraine (grant of fuel discounts to French customers in the context of price increase, foreign exchange losses due to volatility in Russian ruble-U.S. dollar and euro exchange rates), and -$0.5 billion mainly related to provisions for onerous contracts.

The detail of the adjustment items is presented in the table below.

Adjustments to net operating income

For the year ended December 31, 2022 (In millions of dollars)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	–	–	337	194	–	531
Effect of changes in fair value	1,138	–	–	–	–	1,138
Restructuring charges	(41)	–	–	(14)	–	(55)
Asset impairment and provisions charges	(4,481)	(11,157)	–	(112)	(9)	(15,759)
Gains (losses) on disposals of assets	1,450	–	–	–	–	1,450
Other items	(576)	(1,214)	(990)	(62)	(353)	(3,195)
Total	(2,510)	(12,371)	(653)	6	(362)	(15,890)

Please direct questions regarding this response to me at +33(0)1 41 35 51 77.

Sincerely,

/s/ JEAN-PIERRE SBRAIRE
Jean-Pierre Sbraire
Chief Financial Officer

cc:	Aurélien Hamelle, General Counsel, TotalEnergies SE

Ryan Lynch, Latham & Watkins LLP

Roberto Luis Reyes Gaskin, Latham & Watkins LLP